SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com March 31, 2014

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Barbara C. Jacobs, Assistant Director

Maryse Mills-Apenteng, Special Counsel

Ji Kim, Attorney-Adviser

Craig Wilson, Senior Assistant Chief Accountant

David Edgar, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Weibo Corporation

Registration Statement on Form F-1 (No. 333-194589)

Response to the Comment Letter Dated March 28, 2014

Dear Ms. Jacobs, Ms. Mills-Apenteng, Ms. Kim, Mr. Wilson and Mr. Edgar:

On behalf of our client, Weibo Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 28, 2014. Concurrently with the submission of this letter, the Company is publicly filing amendment no. 1 to its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the Registration Statement filed with the Commission on March 14, 2014, and two copies of the filed exhibits.

March 31, 2014

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the estimated offering size and price range no later than April 4, 2014, and commence the road show for the proposed offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Registration Statement to reflect the Company’s recent developments, including the biography of the new chief financial officer. The Company has also revised the graphics in response to oral comments from the Staff. In addition, the Company is submitting its response to comment #1 in the Staff’s letter dated February 5, 2014 related to the estimated price range for the offering.

General

1.	Please update your summary to discuss briefly your relationship with Ali WB, including the percentage of ordinary shares to be held by Ali WB upon completion of the offering and its right to appoint directors to your board.

In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement.

Conventions which Apply to this Prospectus, page 9

2.	Please revise to provide exchange rate information as of the most recent practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 10 of the Registration Statement.

Risk Factors

Risks Related to Our Carve-out from SINA and Our Relationship with SINA

“SINA will control the outcome of shareholder actions. . .,” page 32

3.	Please disclose SINA’s total voting power on an as-converted basis.

In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Registration Statement. The Company confirms that it will disclose SINA’s total voting power as of the completion of this offering in a subsequent amendment to the Registration Statement prior to any distribution of preliminary prospectuses as soon as the estimated offering size information becomes available.

March 31, 2014

Capitalization, page 60

4.	We note from your disclosure on page 58 that you will use $250 million of the offering proceeds to repay loans owed to SINA. Please revise to include pro forma earnings (loss) per share information giving effect to the number of shares issued in the offering whose proceeds will be used to extinguish the SINA loans. Also, include a footnote to your pro forma financial information that supports your calculations of both the numerator and denominator used in your pro forma disclosures. Refer to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Registration Statement to include pro forma loss per share and pro forma loss per share as adjusted information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our User Metrics, page 76

5.	We note your response to prior comment 16. As previously requested, please tell us if you use monthly MAU and DAU data to observe and manage the business and if so, please tell us why these monthly measures would not be appropriately included in your filing.

In response to the Staff’s comment, the Company respectfully explains that it monitors user activity on a continuous basis throughout the year. When the management of the Company evaluates user activity, which it does frequently and not only at the ends of months, it looks at the data for a variety of different periods of time immediately preceding the point in time when it carries out the evaluation. These periods may be one or more hours, days, weeks, months or years in length, and they do not usually coincide with calendar months. The Company observes such data for different periods for the purpose of evaluating whether its MAU and DAU are progressing in a healthy trajectory over a long period of time. Therefore, the Company does not rely on MAU or monthly average DAU on a calendar month basis in observing and managing its business, even though from time to time one of the periods preceding a point in time when the Company evaluates its user traffic and business may coincide with a calendar month.

On the other hand, as the Company explained in its prior response letter to the Staff, the Company’s parent company SINA has been disclosing the Company’s MAU and DAU on the same basis as that for the disclosure in the Registration Statement, and

March 31, 2014

the Company believes that continuing to disclose such information on the same basis will allow investors to make consistent comparisons with the Company’s own historical operating data and with the operating data of its industry peers, including Twitter and Facebook.

Management

Directors and Executive Officers, page 152

6.	Please tell us what consideration you gave to providing here, or in an appropriate location other than risk factors, a comprehensive discussion of the potential conflicts of interest you have identified with respect to your board members or executive officers, allocation of business opportunities identified by your board members or executive officers, and the like. Similarly, tell us how you considered including a discussion of any policies you have adopted to address such potential conflicts.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153 and 154 of the Registration Statement to discuss potential conflicts of interest and the policies that it has adopted to address such potential conflicts, including the Code of Business Conduct and Ethics adopted by the Company’s board of directors, which is filed as Exhibit 99.1 to the Registration Statement herewith.

The Company respectfully advises the Staff that it plans to appoint a new independent director who is not affiliated with SINA to join the Company’s board of directors upon the effectiveness of the Registration Statement and this independent director is expected to serve as the chair of the audit committee. The Company intends to confirm the appointment of the new independent director in the next filing of the Registration Statement. In addition, Alibaba has indicated that it will appoint one director to join the Company’s board of directors after the completion of this offering pursuant to its contractual right to appoint a number of directors in proportion to its interest in the Company. As a result, after the completion of this offering, the Company’s board of directors will have five members, including two independent directors, one director appointed by Alibaba and two directors who are also officers of SINA. The Company believes the contemplated board composition will help the Company address the potential conflicts of interest that certain of its officers and directors may face.

Related Party Transactions

Transactions with Weibo Interactive, page 162

7.	We note your disclosure that Weibo Interactive provided you with game platform maintenance services in 2012. Please provide your analysis as to whether this agreement should be filed as an exhibit to the registration statement. In addition, advise if you have any other existing material agreements with Weibo Interactive that should be described in the document and filed as exhibits. See Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

March 31, 2014

In response to the Staff’s comment, the Company respectfully advises the Staff that it had no written agreement with Beijing Weibo Interactive Internet Technology Co., Ltd. (“Weibo Interactive”) concerning the provision of game platform maintenance services. The Company further confirms to the Staff that it has no existing material agreements with Weibo Interactive.

Description of Share Capital, page 163

8.	We note your response to prior comment 19. Please clarify, if true, that the 400,000,000 undesignated shares may be issued as your directors may determine, including as Class A or Class B ordinary shares or preferred shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 163 of the Registration Statement.

Notes to Combined and Consolidated Financial Statements

Note 14. Financial Instruments

Fair Value of Financial Instruments, page F-37

9.	We note your response to prior comment 26. As previously requested, please tell us and disclose how the estimated life of the option liability takes into account all the expiration conditions disclosed on page F-23. In this regard, based on the disclosure on F-37, expiration of the option liability appears to occur merely with the consummation of a qualified IPO of the company. Please revise as applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and F-38.

The Company respectfully advises the Staff that the option will expire when a qualified IPO occurs or when Alibaba has accumulated sales of more than 25% of its shares in the Company. As of December 31, 2013, the Company considered the estimated life of the option liability based on the estimated time to liquidation events, and in particular, estimates regarding whether a qualified IPO would occur within certain timeframes, the likelihood that the Company would undertake a liquidation event other than a qualified IPO, as well as assumptions regarding whether Alibaba would choose to sell off more than 25% of its shares in the Company and, if so, when. Accordingly, the probability-weighted time period for the expiration of the option liability was then estimated at 1.4 years.

March 31, 2014

Staff Comment Letter Dated February 5, 2014

General

1.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

In response to this comment, the Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of the preliminary prospectus for the offering on April 4, 2014. However, in response to the Staff’s request for an estimated price range for the offering, the Company has estimated a preliminary indicative price with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the Company’s preliminary financial projections and current market conditions. The estimated preliminary indicative price is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range to be included on the front cover of the preliminary prospectus will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range. The Company currently estimates the preliminary indicative price for this offering to be US$25.2 per ordinary share and the Company currently expects to include in the preliminary prospectus an estimated price range of no wider than $2 reflecting the preliminary indicative valuation used as the basis for the calculation of the estimated preliminary indicative price shown in this letter.

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares for the past two years is set forth on pages 93 to 99 of the Registration Statement. In determining the fair value of its ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

March 31, 2014

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes the ultimate IPO price itself should not be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

The Company believes that the implied increase in the fair value of its ordinary shares from US$14.1 per ordinary share as of December 31, 2013 to US$25.2, which is the preliminary indicative price, is primarily attributable to the following factors:

•	In January 2014, as part of its strategic alliance with Alibaba, the Company partnered with Alipay to offer a payment solution that will enable its users to make purchases of goods and services from its advertising and marketing customers directly through Weibo. The Company expects this will make its online to offline solution more convenient, accelerate the growth of its business and provide new monetization opportunities for its customers.

•	On March 14, 2014, Ali WB, a subsidiary of Alibaba, gave notice of its intention to fully exercise its option to increase its shareholding in the Company to 30% upon the completion of this offering. This demonstrates Alibaba’s confidence in the Company’s business and, as Alibaba is one of the largest internet companies in China and the Company’s second largest shareholder, its commitment to the Company is expected to increase market confidence and investor interest in the Company.

•	As a result of the increased likelihood of the IPO, had the Company performed a valuation of its shares using the same methodology and the same financial forecasts as in the December 31, 2013 valuation, the implied discount rate assumption would have decreased from 16% to 12%, and the implied marketability discount would have decreased from 10% to 0%, which would increase the per share value from US$14.1 to US$25.2.

•	As the Company is in an advanced stage of the IPO process, it has discussed the pricing with the underwriters and determined that the market approach would be the primary method to use in estimating the IPO price. The preliminary indicative price implies a 2013 price-to-sales ratio for the Company of around 26.6. This compares favorably to the 41.9 price-to-sales ratio as of March 28, 2014 for Twitter, the most similar U.S.-listed social media platform, which the Company believes investors would reference when considering purchasing its shares.

•	The Company’s initial public offering will increase the liquidity and marketability of its ordinary shares.

•	The Company’s initial public offering will also provide it with additional capital, enhance its ability to access capital markets to grow its business, and raise its overall profile.

March 31, 2014

•	Market conditions for Chinese internet companies have remained robust over the last three months. For the period from December 31, 2013 to March 28, 2014, the CSI Overseas China Internet Index, an index that tracks the stock performance of overseas-listed Chinese internet companies, has increased by 5.6%.

•	In March 2014, the Company’s new chief financial officer, Ms. Bonnie Zhang, joined the Company. Ms. Zhang was previously an audit partner at Deloitte Touche Tohmatsu and the chief financial officer of a company operating an integrated internet advertising platform in China.

The Company respectfully advises the Staff that, after the Staff reviews this response and if it indicates no objection to it, the Company plans to include the above factors and discussion in the amended Registration Statement to be filed on April 4, 2014.

*    *    *

March 31, 2014

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or by e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, Elton Yeung, by telephone at +86-10-6533-2008, or by email at elton.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

/s/ Z. Julie Gao

Very truly yours,

Z. Julie Gao

Enclosures

cc:	Charles Chao, Chairman, Weibo Corporation

Gaofei Wang, Chief Executive Officer, Weibo Corporation

Bonnie Yi Zhang, Chief Financial Officer, Weibo Corporation

Elton Yeung, Partner, PricewaterhouseCoopers Zhong Tian LLP

Alan Seem, Partner, Shearman & Sterling LLP